Aether THERAPEUTICS

Annual Report

2025

Annual Report 2025

Throughout this document, mentions of Aether refer to Aether THERAPEUTICS (the “Company”), a corporation formed on December 19, 2017 in Delaware. The Company’s physical address is 4200 Marathon Blvd, STE 200, Austin, TX 78756.

You may contact the Company by emailing info@aetherthx.com. This annual report will be posted on the Company’s website, www.aethertherapeutics.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Aether THERAPEUTICS ("the Company" or "Company") is a corporation formed on December 19, 2017 in Delaware. The Company's physical address is 4200 Marathon Blvd, STE 200, Austin, TX 78756. The Company's web site may be accessed at www.aethertherapeutics.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Aaron Schuchart

Board positions with the Company

Dates	Position	Principal Occupation
January 2025 - Present	Board Member	CEO

Positions with the Company

Dates	Position	Responsibilities
January 2025 - Present	CEO	Set vision, lead the company

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
May 2020 – December 2024	Lumos Pharma	Chief Business Officer

John Harris

Board positions with the Company

Dates	Position	Principal Occupation
July 2022 – Present	Board Member	N/A

Positions with the Company

Dates	Position	Responsibilities
July 2022 – January 2025	CEO	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
November 2020 – May 2022	Balboa RESEARCH SMO+	CEO

Jon Saxe

Board positions with the Company

Dates	Position	Principal Occupation
December 2017 – Present	Lead Director	N/A

Positions with the Company

Dates	Position	Responsibilities
N/A		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2016 – Present	Trellis Bioscience	Director
September 2000 – Present	Arbor Vita Corporation	Director
January 2021 – Present	K2X Technology and Life Science	Director
January 2020 – Present	NuvOx Pharma	Director
January 2019 – Present	Achelios Therapeutics	Director
January 2017 – Present	Epalex Corporation	Chairman
January 2000 – Present	VistaGen Therapeutics	Director

Wolfgang Sadee

Board positions with the Company

Dates	Position	Principal Occupation
December 2017 – Present	Board Member	Chief Science Officer

Positions with the Company

Dates	Position	Responsibilities
December 2017 – Present	Chief Science Officer	Research & Development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
April 2002 – April 2022	The Ohio State University Medical Center	Professor

Rick Hawkins

Board positions with the Company

Dates	Position	Principal Occupation
December 2017 – Present	Co-Founder & Chairman	N/A

Positions with the Company

Dates	Position	Responsibilities
N/A		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
September 2010 – Present	Lumos Pharma	Chairman & CEO

January 1994 – Present	Id2	CEO & President

Bruce Imbert

Board positions with the Company

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with the Company

Dates	Position	Responsibilities
December 2025 – Present	Chief Medical Officer	Leading clinical and regulatory strategy

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
October 2025 – Present	MindPath Pharma Consulting	Founder and Principal
October 2023 – October 2025	Indivior	Global Medicines Development Lead
2021-2023	Tempero Bio	Chief Medical Officer

Phil Skolnick

Board positions with the Company

Dates	Position	Principal Occupation
January 2026 – Present	Board Member	N/A

Positions with the Company

Dates	Position	Responsibilities
N/A	N/A	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
August 2021 – Present	Gilgamesh Pharmaceuticals	Board Member
February 2017 – Present	NIDA	Scientist Emeritus, Part-time

John McKew

Board positions with the Company

Dates	Position	Principal Occupation
January 2025 – Present	Board Member	N/A

Positions with the Company

Dates	Position	Responsibilities
N/A	N/A	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
March 2016 – Present	Lumos Pharma	Chief Scientific Officer
2007 – Present	Boston Univerity School of Medicine	Adjunct Associate Professor

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Rick Hawkins owns 1,200,000 shares of common stock, representing a voting power of 23.59%.

Brian Cummings owns 1,050,000 shares of common stock, representing a voting power of 20.64%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Aether Therapeutics is in the business of developing pharmaceutical technologies to revolutionize pain management and the treatment of Opioid Use Disorder (OUD). Backed by an executive team and Board of Directors with a long track record of successfully developing CNS drugs, financing, and building biotech businesses, the team includes veterans from organizations such as Indivior, Amgen, Roche, and the National Institute on Drug Abuse (NIDA). As there are no near term sources of revenue, Aether's business plan focuses on aggressively reaching clinical proof of principle (projected to be 2.5 years from project initiation). If the technology is developed successfully, the company may consider various options, such as out licensing, acquisition, an Initial Public Offering (IPO), or an upsized financing at an attractive valuation.

The Problem and Lead Candidate

Opioid analgesics are widely used for pain therapy, providing excellent pain relief and cost effectiveness. However, the adverse effects of opioids (respiratory depression, constipation, hyperalgesia, pruritis, and the risk of addiction) present significant challenges. The negative impact of opioids on an individual can be devastating; in aggregate, their adverse effects created the opioid crisis. Aether Therapeutics' main candidate is Low Dose 6β-Naltrexol (ATX-001). Animal models indicate that ATX-001 may prevent opioid dependence while not blocking pain relief or causing withdrawal and other adverse effects. The company is committed to advancing a new oral formulation of ATX-001 into the clinic and plans to produce a GMP (Good Manufacturing Practice) batch of material to conduct its upcoming studies.

Mechanism of Action & Safety Profile6βN is the main metabolite of naltrexone (Ntx) with distinct and novel effects at low doses (ATX-001), which drive its breakthrough mechanism of action. Preclinical work indicates that ATX-001 potently and selectively reduces opioid dependence, hyperalgesia, and possibly drug seeking in animal models at doses well below those affecting antinociception or causing withdrawal. Our hypothesis, based on multiple animal models, is that ATX-001 acts as a Retrograde Addiction Modulator, potently reversing the opioid dependent state by lowering elevated ligand free signaling of the μ-opioid receptor (MOR-μ*). The highly druggable ATX-001 leverages Ntx's solid safety profile. Notably, the dosing levels for ATX-001 are much lower than the doses used during previous safety studies conducted under an exploratory IND (eIND). Because of this, the company believes the safety risk is low for an asset at this stage of development.

Clinical Operations & Next Steps

Operationally, Aether has finalized plans and engaged multiple investigators and Contract Research Organizations (CROs) in Australia to conduct two clinical studies. These studies are designed to demonstrate clinical proof of principle in patients on chronic opioid therapy. Demonstrating meaningful clinical benefit in this specific patient population will serve as the primary catalyst for the company's planned exit or upsized financing.

5. How many employees does the Company currently have? (§ 227.201(e))

2

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. The target compound may not work or perform as intended:

Technological risk refers to the uncertainty that a new technology or compound may fail to perform as intended. This can arise from unproven principles, complex development processes, regulatory hurdles, and challenges in market acceptance or integration with existing systems. Additionally, the risk of obsolescence, intellectual property issues, unexpected technical challenges, and production difficulties can further complicate the investment. These factors may lead to delays, increased costs, or complete failure, potentially resulting in significant financial losses. Investors often require higher returns to compensate for the heightened risk associated with such innovations.

2. Legal Risk:

Aether Therapeutics, Inc. v. Brian Cummings; Technium, Inc.; and Innovaito LLC, Cause No. D-1-GN-23-001828 455th District Court of Travis County, Texas. In 2023 Aether's Board of Directors became aware that its former CEO, Brian Cummings, his company Technium, Inc., and D.J. Nag and his company, Innovaito, LLC had signed an "agreement" purporting to commit Aether to pay a percentage of any patent infringement recovery that it might receive. The "agreement" was signed by Nag and Cummings on behalf of Innovaito and Technium but was never signed by Aether. Aether subsequently recovered a settlement in a separate patent infringement case. Aether then filed a lawsuit to secure a declaration that the four defendants have no rights to that recovery. Nag, Cummings, and Technium thereafter released any claim to Aether's recovery and were each dismissed from the lawsuit. Innovaito continues to claim a share of Aether's recovery but has produced no document signed by Aether granting it any right to the recovery. Aether is therefore pursuing relief against Innovaito's claim.

3. Market Adoption and Reimbursement Risk:

Even if our clinical trials yield successful outcomes and we obtain regulatory approval, there remains a significant risk that the adoption of our product may be slower than anticipated. This could be due to various factors such as skepticism within the medical community, competition from established treatments, or hesitancy from healthcare providers and patients to adopt a new therapy. Additionally, there is the risk that reimbursement from insurance companies and other payers could be denied or be insufficient to cover the costs of the treatment. Without adequate reimbursement, healthcare providers may be less likely to recommend our product, and patients may find it unaffordable, leading to lower than expected sales and hindering our ability to achieve projected financial returns. These challenges could severely impact our market penetration, overall profitability, and long-term sustainability.

4. Patient Enrollment and Accessibility Risk:

We face the risk that patient enrollment in our planned clinical trials may be delayed due to competing clinical trials from other organizations or unforeseen circumstances. Other trials may attract the same patient population, making it more challenging for us to recruit participants. Additionally, external events such as a pandemic or other public health emergencies could further exacerbate these delays by rendering patients inaccessible due to restrictions on movement, overwhelmed healthcare systems, or patient hesitancy to participate in clinical studies during such times. These delays in patient enrollment could extend the timeline for our trials, increase costs, and potentially jeopardize the overall success of our clinical development program, ultimately impacting our ability to bring our product to market in a timely manner.

5. Our management may not be able to control costs in an effective or timely manner:

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Clinical Development Risk:

Despite promising preclinical results or early-stage clinical data, there remains a substantial risk that our opioid addiction treatment candidate may fail to demonstrate safety or efficacy in later-stage clinical trials. The complex neurobiology of addiction, the variability of patient responses, and the presence of comorbid mental health disorders contribute to a high risk of trial failure. Adverse events or lack of statistically

significant outcomes could lead to clinical hold, denial of regulatory approval, or termination of the program. These outcomes would result in the loss of significant time and financial investment, as well as reputational harm that may impact future development initiatives.

7. Supply Chain and Manufacturing Risk:

Producing medications for opioid addiction treatment often involves complex formulations, stringent regulatory oversight, and controlled substance handling requirements. Any disruption in our supply chain—whether due to quality control failures, shortages of active pharmaceutical ingredients (APIs), regulatory enforcement actions at contract manufacturing facilities, or issues with DEA quotas—could result in delayed product launches or stockouts. Additionally, as a new market entrant, we may face challenges in scaling up production to meet potential demand while maintaining compliance and cost efficiency. These risks could lead to delayed revenues, contractual penalties, or reputational damage in the eyes of healthcare providers and payers.

8. Post-Marketing Surveillance and Liability Risk:

After regulatory approval, our product will be subject to ongoing pharmacovigilance and post-marketing requirements. New safety data may emerge once the drug is used in a broader patient population, including vulnerable groups such as pregnant women, adolescents, or those with comorbid psychiatric conditions. If significant adverse events are reported—such as overdose, misuse, or unexpected interactions with other medications—we could face label restrictions, black box warnings, or market withdrawal. Furthermore, we may be subject to product liability lawsuits alleging harm from our drug, particularly given the sensitive nature of addiction treatment. Even unfounded claims could result in costly litigation, increased insurance premiums, and damage to our brand.

9. Need for Additional Capital to Sustain Operations:

As a clinical stage company with no near term sources of revenue, we will require substantial additional capital to advance ATX-001 through later stage clinical trials, obtain regulatory approval, and eventually commercialize the product. If we are unable to secure additional financing through equity offerings, debt financing, or strategic partnerships on favorable terms, we may be forced to delay, scale back, or terminate our research and development programs. This inability to fund our operations could result in a complete loss of investment for our shareholders.

10. Intellectual Property Protection and Exclusivity:

Our long term commercial success depends heavily on our ability to obtain and maintain patent protection for our formulation of ATX-001 and its associated methods of use. If we fail to adequately protect our intellectual property, competitors may be able to develop and market similar products, which would erode our competitive advantage and pricing power. Furthermore, there is a risk that our product candidate could inadvertently infringe upon the existing patents of third parties, potentially subjecting us to costly litigation, injunctions, and the need to pay substantial royalties.

11. Regulatory Approval and Changing Regulatory Landscapes:

Even if our clinical trials yield positive data, we must still obtain approval from regulatory agencies such as the FDA in the United States and the Therapeutic Goods Administration in Australia before we can market ATX-001. The regulatory approval process is lengthy, expensive, and highly uncertain. Regulatory agencies have substantial discretion in the approval process and may disagree with our interpretation of data, require additional clinical trials, or change their approval policies entirely. A failure to obtain or maintain regulatory approval would prevent us from commercializing our product.

12. Dependence on Key Executive Personnel and Specialized Talent:

Our ability to successfully execute our business plan depends heavily on the continued service and expertise of our executive team and our Board of Directors. Because we are relying on an executive team that has agreed to work without guaranteed immediate compensation until financing is secured, we may face challenges in retaining these key individuals if financial timelines are delayed. The loss of the services of our Chief Executive Officer, Chief Medical Officer, or other key scientific and business leaders could significantly impede the progress of our clinical and operational objectives.

13. Reliance on Third Party Contract Research Organizations:

We rely heavily on independent clinical investigators and third-party Contract Research Organizations to conduct our clinical trials. While we design the clinical trials, we do not have direct control over the daily execution of these studies. If these third parties fail to meet expected deadlines, do not comply with Good Clinical Practice guidelines, or fail to produce accurate data, our clinical trials may be extended, delayed, or terminated. Such failures could jeopardize our ability to obtain regulatory approval and significantly harm our business prospects.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	6,930,801	5,087,141	Yes	
Preferred Stock	1,697,301	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Wolfgang Sadee	$295,000	8%	03/01/2027
Rick Hawkins	$35,000	8%	No maturity date
Jon Saxe	$35,000	8%	No maturity date
Aaron Schuchart	$12,933	0%	Payable on demand
Wolfgang Sadee	$2,103	0%	Payable on demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2024	Common Stock	$209,668	Reg CF, 4(a)6	Operating Expenses, R&D

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Wolfgang Sadee, Chief Science Officer, Convertible Notes, $295,000

Wolfgang Sadee, Chief Science Officer, Debt, $12,933

Rick Hawkins, Board Member, Convertible Notes, $35,000

Jon Saxe, Board Member, Convertible Notes, $35,000

Aaron Schuchart, CEO, Debt, $12,933

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Results of Operations:

The Company is still in its pre-revenue stage.

During the year ended December 31, 2025, the Company recorded operating expenses of $551,778 and interest expense of $28,661, resulting in a net loss for the year of $580,436. This was a reduction in net loss of $490,355 from the previous year. Operating expenses for the year consisted primarily of salaries of $348,070 and professional fees of $164,945.

During the year ended December 31, 2024, the Company recorded operating expenses of $1,086,090 and net other income of $15,299, resulting in a net loss for the year of $1,070,791. The operating expenses consisted primarily of legal for $400,302, research and development for $396,592, and salaries for $172,882.

Liquidity & Capital Resources:

On December 31, 2025, the Company recorded cash of $63,792 and negative working capital of $835,639 as compared to cash of $9,067 and negative working capital of $175,948 on December 31, 2024.

During 2024, the Company raised gross proceeds of $209,668 in exchange for issuing 57,545 shares of common stock in a Regulation Crowdfunding offering.

Note to Investors:

Significant operational and financial progress was made in 2025. We hired a new CEO, Chief Medical Officer, and Fractional COO. Bruce Imbert, MD, PhD, CMO, joins us from Indivior where he led development and registration of drugs for Opioid Use Disorder (OUD). Laurence Nore, MBA, is our fractional COO and hopes to convert to full-time once we can begin paying salaries. She has 25+ years of

operational, project management, BD, and financial management experience in biopharma, including at Amgen, Roche, and small biotechs in the SF Bay area. The team and our Board have a long track record of successfully developing drugs and financing and building biotech businesses. It is notable that the new team has decided to join at risk. No salaries will be paid until after we close the financing. The fact that this level of talent is willing to join at risk speaks to the caliber of the opportunity and belief in the team and technology to achieve our mission to revolutionize the treatment of both OUD and pain management.

Also, we appointed Dr. Phil Skolnick to our Board of Directors. Dr. Skolnick is a world- renowned neuroscientist and proven business leader. He has held senior Product Development positions at multiple CNS drug development companies, and was the former head of the Therapeutics Division at the National Institute of Drug Abuse (NIDA). This is the agency that provided much of our prior grant money. He was also on the Board of Gilgamesh, a neuro-psych biotech company that recently got acquired by Abbvie for up to $1.2B.

Operationally, we finalized our plans and engaged multiple investigators and CRO's in Australia to finalize the plans for conducting two clinical studies. These studies are designed to demonstrate clinical proof of principle in patients on chronic opioid therapy. I successful, we would seek an exit or an upsized financing at an attractive valuation currently projected to be 2.5 years from project initiation. Based on recent clinical stage deals announced in the non-addictive pain space, comparable valuations would provide our investors a 10X return within 2.5 years of the close of our current financing. This potential return is obviously dependent upon market conditions and clinical outcomes. However, our dosing levels are much lower than the doses used during our safety studies conducted under exploratory IND, so we believe the safety risk is low for an asset at this stage of development.

To support our ongoing operations and clinical development, the Company requires additional capital. We have entered into a preliminary term sheet with a lead investor for up to $9,000,000 for a prospective financing round. However, there can be no assurance that we will be successful in completing this financing on acceptable terms, or at all. The broader capital market for early-stage biotech assets remains challenging, as we have observed a shift in institutional investment toward other sectors. Consequently, our capital raising strategy involves engaging with a diverse range of potential accredited funding sources. If we are successful in securing this additional financing, we intend to use the proceeds to produce a Good Manufacturing Practice (GMP) batch of material and conduct the two clinical studies in Australia. Management remains committed to advancing our new oral formulation into the clinic to evaluate its potential clinical benefit. However, our ability to execute on this operational plan is dependent upon our ability to secure the necessary funding.

Financial Statement Notes:

- All compensation, salaries, and consulting fees recorded were either deferred or contingent upon close of financing. In certain cases, stock options were issued in lieu of cash.

- Notes Payables were issued to founders and Board members who continued to invest in the company in 2025. These notes are recorded on the balance sheet as liabilities. Upon completion of financing, these notes will either be redeemed for amounts payable or converted to equity, or some combination of the two, depending on cash position and preferences of the note holders.

Thank you for joining us in our mission to create a world where pain therapy is safer and without fear of addiction.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

the Company has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

The Company will file a report electronically with the SEC and post the report on its web site www.aethertherapeutics.com.

Aether Therapeutics
Balance Sheet
As of December 31, 2025

	Jan - Dec 2025
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Business Checking	0.00
1010 TOTAL BUS CHK	0.00
1020 Morgan Stanley - Cash	63,792.22
Total Bank Accounts	**$ 63,792.22**
Other Current Assets	
1260 Convertible Note Receivable - Jon Saxe	10,000.00
1300 Prepaid Expense	1,421.34
1400 Inventory	542.65
Total Other Current Assets	**$ 11,963.99**
Total Current Assets	**$ 75,756.21**
Other Assets	
1610 Morgan Stanley - Mutual Funds	0.00
Total Other Assets	**$ 0.00**
TOTAL ASSETS	**$ 75,756.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	246,433.60
Total Accounts Payable	**$ 246,433.60**
Other Current Liabilities	
2015 Due to Aaron Schuchart	12,932.93
2016 Due to Wolfgang Sadee	2,103.26
2030 Accrued Expense	0.00
2040 Payroll Liabilities	0.00
2130 Convertible Notes Payable - Wolfgang Sadee	295,000.00
2135 Accrued Interest - Wolfgang Sadee	22,664.74
Total 2130 Convertible Notes Payable - Wolfgang Sadee	**$ 317,664.74**
2140 Convertible Notes Payable - Rick Hawkins	35,000.00
2145 Accrued Interest - Rick Hawkins	1,431.53
Total 2140 Convertible Notes Payable - Rick Hawkins	**$ 36,431.53**
2150 Convertible Notes Payable - Jon Saxe	35,000.00
2155 Accrued Interest - Jon Saxe	844.52
Total 2150 Convertible Notes Payable - Jon Saxe	**$ 35,844.52**
2320 Deferred Salary - Contingent	200,000.00
2330 Deferred Consulting Fees - Contingent	59,984.00
Suspense	0.00

Total Other Current Liabilities	**$ 664,960.98**
Total Current Liabilities	**$ 911,394.58**
Long-Term Liabilities	
2740 Long-term loans from shareholders	0.00
Total Long-Term Liabilities	**$ 0.00**
Total Liabilities	**$ 911,394.58**
Equity	
3000 Owner's Capital	0.00
3110 Owner's Investment	538,500.00
Total 3000 Owner's Capital	**$ 538,500.00**
Additional paid in capital	0.00
APIC - Stock Compensation	243,350.00
Total Additional paid in capital	**$ 243,350.00**
Common stock	197,686.64
Retained Earnings	-1,234,738.81
Net Income	-580,436.20
Total Equity	**-$ 835,638.37**
TOTAL LIABILITIES AND EQUITY	**$ 75,756.21**

This financial statement has not been subjected to an audit or review engagement. No assurance is provided on these statements. Substantially all disclosures are omitted.

"Unaudited"

Aether Therapeutics
Profit and Loss
January 2025 - December 2025

	Jan - Dec 2025	Total
Income		
4000 Sales		116,880.98
Total Income	**$ 0.00**	**$ 116,880.98**
Gross Profit	**$ 0.00**	**$ 116,880.98**
Expenses		
6100 Wages & Salaries		0.00
6110 Gross Wages	200,000.00	364,220.40
6130 Contractor (G&A)	64,070.48	240,445.48
6140 Payroll Tax		29,660.01
6160 Insurance and Accident Plans		24,000.00
6180 Board Compensation	84,000.00	84,000.00
Total 6100 Wages & Salaries	**$ 348,070.48**	**$ 742,325.89**
6200 R&D		0.00
6225 Product	7,610.00	872,588.50
6230 Other R&D		10,000.00
Total 6200 R&D	**$ 7,610.00**	**$ 882,588.50**
6300 Sales & Marketing		0.00
6315 Marketing	7,106.66	32,883.49
6316 Sponsorship		46,197.00
Total 6300 Sales & Marketing	**$ 7,106.66**	**$ 79,080.49**
6400 General & Administrative		0.00
6415 Bank Service Charges	440.73	1,813.00
6420 Business Insurance		15,882.24
6425 Business License & Fees	450.00	1,171.00
6435 Technology Costs	9,103.36	20,616.89
6440 Dues & Subscriptions	38.00	544.47
6455 Employee Education & Training		8,530.00
6465 Office Supplies	109.80	12,492.02
6470 Postage & Shipping	267.60	623.78
6475 Rent	1,875.00	1,875.00
Total 6400 General & Administrative	**$ 12,284.49**	**$ 63,548.40**
6600 Professional Fees		9,996.67
6610 Accounting	6,818.75	40,871.75
6615 Legal	63,642.46	1,274,610.05
6620 Other Professional Fees		220,826.13
6630 Consulting Fees	94,484.00	94,484.00
Total 6600 Professional Fees	**$ 164,945.21**	**$ 1,640,788.60**
6700 Travel. Meals & Entertainment		4,880.75
6710 Airfare	1,108.50	3,974.14
6715 Ground Transportation	142.77	497.79

6720 Lodging	1,361.41	2,222.88
6725 Conferences	8,333.26	8,822.26
6730 Meals & Entertainment	815.08	1,777.45
6735 Other Expense		3,257.26
Total 6700 Travel. Meals & Entertainment	**$ 11,761.02**	**$ 25,432.53**
Uncategorized Expense		9,393.75
Total Expenses	**$ 551,777.86**	**$ 3,443,158.16**
Net Operating Income	**-$ 551,777.86**	**-$ 3,326,277.18**
Other Income		
7000 Other Income		1,413,481.78
7030 Interest earned	3.01	25,811.92
7040 Gain on Settlement		29,057.93
Total 7000 Other Income	**$ 3.01**	**$ 1,468,351.63**
8998 8998 Income Adjustment (Prior Year)		0.00
Total Other Income	**$ 3.01**	**$ 1,468,351.63**
Other Expenses		
8000 Other Expense		0.00
8010 Other Expense - Interest Expense	28,661.35	28,661.35
8030 Taxes & Licenses		1,670.43
8999 Income Adjustment (Prior Year)		-66,401.54
Total 8000 Other Expense	**$ 28,661.35**	**-$ 36,069.76**
Total Other Expenses	**$ 28,661.35**	**-$ 36,069.76**
Net Other Income	**-$ 28,658.34**	**$ 1,504,421.39**
Net Income	**-$ 580,436.20**	**-$ 1,821,855.79**

"Unaudited"

Aether Therapeutics Inc.

Statement of Cash Flows

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-580,436.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1260 Convertible Note Receivable - Jon Saxe	-10,000.00
1300 Prepaid Expense	-1,421.34
2000 Accounts Payable	17,910.60
2015 Due to Aaron Schuchart	12,932.93
2016 Due to Wolfgang Sadee	2,103.26
2030 Accrued Expense	-108,868.75
2130 Convertible Notes Payable - Wolfgang Sadee	295,000.00
2135 Convertible Notes Payable - Wolfgang Sadee:Accrued Interest - Wolfgang Sadee	22,664.74
2140 Convertible Notes Payable - Rick Hawkins	35,000.00
2145 Convertible Notes Payable - Rick Hawkins:Accrued Interest - Rick Hawkins	1,431.53
2150 Convertible Notes Payable - Jon Saxe	35,000.00
2155 Convertible Notes Payable - Jon Saxe:Accrued Interest - Jon Saxe	844.52
2320 Deferred Salary - Contingent	200,000.00
2330 Deferred Consulting Fees - Contingent	59,984.00
2740 Long-term loans from shareholders	-115,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$447,581.49**
Net cash provided by operating activities	**-$132,854.71**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
3110 Owner's Capital:Owner's Investment	-100,000.00
Additional paid in capital:APIC - Stock Compensation	243,350.00
Common stock	44,229.81
Net cash provided by financing activities	**$187,579.81**
NET CASH INCREASE FOR PERIOD	**$54,725.10**
Cash at beginning of period	**$9,067.12**
CASH AT END OF PERIOD	**$63,792.22**

"Unaudited"

Aether Therapeutics
Statement of Shareholders' Equity / (Deficit)
As of December 31, 2025

	Common Stock	APIC	Retained Earnings	Total Equity
Beginning balance - 12/31/24	**$ 791,956.83**	**$ 0.00**	**-$ 1,234,738.81**	**-$ 442,781.98**
Net Income	0.00	0.00	-580,436.20	-580,436.20
Owners' Investment	44,229.81	0.00	0.00	44,229.81
Stock-based compensation	0.00	243,350.00	0.00	243,350.00
Reclassification to shareholder loan (prior period)	-100,000.00	0.00	0.00	-100,000.00
Ending balance - 12/31/25	**$ 736,186.64**	**$ 243,350.00**	**-$ 1,815,175.01**	**-$ 835,638.37**

"Unaudited"

Balance Sheet

Aether Therapeutics Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	**$9,067.12**
Accounts Receivable	
Other Current Assets	**$542.65**
Total for Current Assets	**$9,609.77**
Fixed Assets	
Other Assets	**0**
Total for Assets	**$9,609.77**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	230,140.56
Total for Accounts Payable	**$230,140.56**
Credit Cards	
Other Current Liabilities	
2030 Accrued Expense	-44,582.07
2040 Payroll Liabilities	
Suspense	
Total for Other Current Liabilities	**-$44,582.07**
Total for Current Liabilities	**$185,558.49**
Long-term Liabilities	
2740 Long-term loans from shareholders	115,000.00
Total for Long-term Liabilities	**$115,000.00**
Total for Liabilities	**$300,558.49**
Equity	
Retained Earnings	-12,114.31
Net Income	-1,070,791.24
3000 Owner's Capital	0
3110 Owner's Investment	638,500.00
Total for 3000 Owner's Capital	**$638,500.00**
Common stock	153,456.83
Total for Equity	**-$290,948.72**
Total for Liabilities and Equity	**$9,609.77**

"Unaudited"

Profit and Loss

Aether Therapeutics Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
6100 Wages & Salaries	**$172,882.46**
6200 R&D	**$396,592.04**
6300 Sales & Marketing	**$59,289.83**
6400 General & Administrative	**$21,360.07**
6600 Professional Fees	0
6610 Accounting	19,240.00
6615 Legal	400,302.41
6620 Other Professional Fees	10,844.05
Total for 6600 Professional Fees	**$430,386.46**
6700 Travel. Meals & Entertainment	**$5,579.30**
Total for Expenses	**$1,086,090.16**
Net Operating Income	**-$1,086,090.16**
Other Income	
7000 Other Income	0
7030 Interest earned	860.42
7040 Gain on Settlement	29,057.93
Total for 7000 Other Income	**$29,918.35**
8998 8998 Income Adjustment (Prior Year)	-13,849.00
Total for Other Income	**$16,069.35**
Other Expenses	
8000 Other Expense	**$770.43**
Total for Other Expenses	**$770.43**
Net Other Income	**$15,298.92**
Net Income	**-$1,070,791.24**

"Unaudited"

Aether Therapeutics Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,070,791.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Prepaid Expense	5,192.24
2000 Accounts Payable	83,600.69
2030 Accrued Expense	-44,582.07
2040 Payroll Liabilities	-9,996.67
2740 Long-term loans from shareholders	115,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**149,214.19**
Net cash provided by operating activities	**$ -921,577.05**
INVESTING ACTIVITIES	
1610 Morgan Stanley - Mutual Funds	150,000.00
Net cash provided by investing activities	**$150,000.00**
FINANCING ACTIVITIES	
3110 Owner’s Capital:Owner’s Investment	600,500.00
Common stock	153,456.83
Retained Earnings	0.00
Net cash provided by financing activities	**$753,956.83**
NET CASH INCREASE FOR PERIOD	**$ -17,620.22**
Cash at beginning of period	26,687.34
CASH AT END OF PERIOD	**$9,067.12**

"Unaudited"

STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
For calendar year ended December 31, 2024
See Notes to the Financial Statements
UNAUDITED

	Common Stock	Retained Deficit	Total Shareholders' Equity/(Deficit)
Balance as of December 31, 2023	$38,000	($12,114)	$25,886
Net Income		($1,070,791)	
NetCapital Investment	$153,457		
Owner's Investment	$600,500		
Balance as of December 31, 2024	$791,957	($1,082,905)	($290,948)